October 7, 2008

VIA EDGAR AND BY HAND

Mr. Robert Telewicz
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	MFA Mortgage Investments, Inc.
Form 10-K for the fiscal year ended December 31, 2007
Filed February 14, 2008
File No. 001-13991

Dear Mr. Telewicz:

On behalf of MFA Mortgage Investments, Inc., a Maryland corporation (the “Company”), set forth below is the Company’s response to the comment of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “SEC”), received by letter dated September 24, 2008 (the “September 24th Letter”), with respect to the Company’s Form 10-K for the fiscal year ended December 31, 2007 (the “Form 10-K”).  The response to the Staff’s comment is set out and numbered below.

Form 10-K for the fiscal year ended December 31, 2007

Item 8. Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

Note 3. Investment Securities, page 49

1.
We have considered your response to our prior comment six from our letter dated August 12, 2008.  We are still unclear how you have determined that you have the ability and intent to hold available-for-sale securities until recovery or maturity.  Please tell us how you identified the securities to be sold during the third quarter of 2007 and the first quarter of 2008.  Additionally, please tell us how you factored continued negative market conditions in 2008, projections of future results, and minimum capital requirements in your determination that you have the intent and ability to hold the remaining available-for-sale securities in an unrealized loss position for a period of time sufficient to recover all unrealized losses.

In response to the Staff’s comment, as previously noted in our letter of August 19, 2008 (the “August 19th Letter”), management’s assessment of the Company’s intent and ability to continue to hold its available-for-sale securities in an unrealized loss position until recovery or maturity is based on management’s reasonable judgment of the specific facts and circumstances impacting each such security at the time such assessment is made.  In making its assessment, management reviews and considers factual information relating to the Company and such securities, including expected cash flows from such securities, the nature of such securities, the contractual collateral requirements impacting the Company and the Company’s investment and leverage strategies, as well as subjective information, including the Company’s current and targeted liquidity position, the credit quality of the underlying assets collateralizing such securities and current and anticipated market conditions.

As disclosed in the Form 10-K, it is the stated intent of the Company to hold its available-for-sale securities in an unrealized loss position until recovery of unrealized losses or until maturity.  In order to support this intent, it is the Company’s objective to maintain its ability to hold such securities through the management of its balance sheet and the execution of its financing strategy.  As part of its balance sheet management and financing strategy, the Company maintains a cushion, consisting of (i) excess pledged collateral held at its repo counterparties, (ii) unpledged collateral held by the Company and (iii) available cash held by the Company, in order to meet anticipated margin calls associated with lower valuations on mortgage-backed securities (“MBS”) and/or increased haircut levels (i.e., additional collateral required by repo counterparties).  By maintaining this cushion, the Company’s intention is to be able to meet potential margin calls under various market conditions without being required to sell its securities.

The table below shows the Company’s cushion at the end of each of the most recent five fiscal quarters.

	6/30/2007		9/30/2007		12/31/2007		3/31/2008		6/30/2008
(Dollars In Millions)

Outstanding borrowings under repurchase agreements	$6,379.5		$6,313.9		$7,526.0		$7,311.8		$9,310.2

Available cash	$54.3		$206.4		$234.4		$339.8		$231.9
Unpledged MBS collateral	$280.6		$205.5		$254.2		$81.0		$463.9
Collateral in excess of haircuts	$98.8		$67.1		$112.7		$214.9		$113.7
Additional assets available for potential margin calls due to increases in haircuts and/or declines in MBS valuations	$433.7		$479.0		$601.3		$635.7		$809.5
Cushion as a percentage of repurchase borrowings	6.80%		7.59%		7.99%		8.69%		8.69%
Leverage multiple	9.1	x	8.3	x	8.1	x	7.0	x	6.7	x

With respect to the cash component of the cushion, the Company generally has three methods available to it to increase this component: (1) retain mortgage principal prepayments received on its investment securities (rather than reinvest these cash proceeds in additional securities); (2) raise additional equity capital; or (3) sell assets.

In addition to maintaining what the Company believes to be an adequate cushion of unpledged collateral, excess pledged collateral and available cash, the Company also generally maintains outstanding repo borrowings below its maximum stated repo credit lines with its counterparties.  This excess repo capacity serves as an additional cushion should the Company experience any disruption among its repo counterparties or a reduction in repo credit lines.

These liquidity measures, which are designed and tested to withstand expected potential increased market price and haircut volatility, reasonably demonstrate and reinforce management’s assessment with respect to the Company’s ability to hold its available-for-sale securities in an unrealized loss position until recovery or maturity under normal market conditions.

Sale of securities during the third quarter of 2007

The Company’s sale of MBS during the third quarter of 2007 was in reaction to unanticipated and significant adverse changes in overall financial market conditions, rather than due to any specific attributes of the securities sold.  These sales represented a considered and proactive action by the Company to strengthen its liquidity position given perceived and observed stress in the U.S. financing and repo markets at that time.  Well-publicized forced deleverings from market participants, such as New Century Mortgage, Thornburg Mortgage, Carlyle Capital and Peloton Partners, reduced market prices on MBS (as their collateral was sold in forced sales), which in turn exerted unanticipated pressure on repurchase agreement haircut levels for other market participants, including the Company.  In order to affect a significant delevering (i.e., raise the cash component of the cushion described above) in a short period of time, asset sales by the Company represented the only viable method at that time of increasing its liquidity position in anticipation of further potential significant disruptions in the repo market.

These significant market events and dislocation caused the Company to modify its leverage strategy.  This modification of the Company’s leverage strategy could only be rapidly achieved by selling assets.  As noted in the Form 10-K (as well as subsequent filings with the SEC), the Company has never sold securities in order to meet margin calls.

Sale of securities during the first quarter of 2008

The Company reported its 2007 year financial results on February 14, 2008 and, in connection therewith, filed its Form 10-K on February 14, 2008.  In March of 2008, due to significant events that were unforeseen at the time the Form 10-K was filed, the Company entered into additional asset sales in order to effect its publicly announced adjustment in balance sheet strategy.  As publicly stated, the Company determined that because of the significant financial industry stress and the rapid and indiscriminate tightening of credit conditions the proper strategy for the Company was to generally lower its target debt-to-equity multiple to 7x to 9x (from 8x to 9x) on a going-forward basis. Specifically, these sales were undertaken in reaction to significant extraordinary market events and public disclosures by financial institutions, including Bear Stearns, late in the first quarter of 2008 that suggested a higher probability of increased margin requirements and haircut levels in the future for all repurchase agreement borrowers. Accordingly, in reaction to these developments, management determined to sell assets late in the first quarter.

It should be noted that following the first quarter 2008 asset sales, the Company did not sell any additional assets in the second or third quarters of 2008.  These two quarters have witnessed significant further deterioration of the financial markets, including the conservatorship of Fannie Mae and Freddie Mac, the acquisition of Merrill Lynch, the failure of Lehman Brothers, the takeover of AIG, the failure of IndyMac, the failure of Washington Mutual and the announced acquisition of Wachovia.  The Company believes that its performance serves as a posteriori affirmation of both its intent and ability to hold its remaining available-for-sale securities in the current environment.

How securities sold during the third quarter of 2007 and the first quarter of 2008 were identified

The Company’s determination to reduce leverage by selling securities was made independently of and prior to any consideration of specific securities to be sold.  The selection of the securities to be sold was largely influenced by the general market conditions existing at the time of the sale.

In the third quarter of 2007, the Company’s asset sales were made during a period of relative market stability and orderly demand (albeit at lower market prices) for mortgage-related assets.  Given these market conditions, the Company selected assets for sale based on various characteristics including, but not limited to, age, yield, pool size and months to scheduled coupon reset.  The Company’s selection process was also intended to strengthen its core portfolio fundamentals, by increasing the concentration of Agency MBS held by the Company, in light of the financing market at the time.

In the first quarter of 2008, extraordinary market events led to a contraction in market liquidity for mortgage-related assets and the selection of securities to be sold was largely influenced by the general market conditions existing at the time of the sale.  The Company transacts with all major MBS trading desks on a regular basis and maintains an active dialogue with market participants.  These relationships enable the Company to stay apprised of supply and demand flows in the MBS markets.  In a market environment characterized by illiquidity and lack of demand for MBS, the Company considered which particular types of MBS had market demand at the time of the contemplated sale and selected securities that met these demand parameters (to the extent that the Company owned such securities).  This strategy typically garners the best price while minimizing the market disruption.  In some cases, these sales were negotiated private sales to end buyers (through a Wall Street intermediary).

Consideration of continued negative market conditions in 2008, projections of future results, and minimum capital requirements in your determination that you have the intent and ability to hold the remaining available-for-sale securities in an unrealized loss position for a period of time sufficient to recover all unrealized losses

The Company believes that it has responded to continued negative market conditions by increasing its cushion as described above.  The Company notes that it did not sell securities in the second and third quarters of 2008, even as market conditions further deteriorated.  This is a testament to the Company’s balance sheet position at March 31, 2008.

While the Company is not subject to minimum (regulatory) capital requirements, the terms of the Company’s repo financing do require a minimum haircut (or equity (capital) level).  In general, the Company maintains a significant cushion over these minimum equity requirements.  As previously noted, the Company publicly disclosed that it expects to utilize leverage of only 7x to 9x, thus further supporting the Company’s ability to hold its securities until recovery or maturity.

With respect to the Company’s available-for-sale securities currently held in an unrealized loss position, the Company believes that it has both the intent and ability to hold these securities for a period of time sufficient to recover unrealized losses.  The Company notes that the conservatorship of Fannie Mae and Freddie Mac has strengthened the guarantee on its Agency securities.  The Company believes that the decline in market prices has been due to general market dislocation in the Agency MBS and, in particular, the non-Agency MBS sector, and is not attributable to fundamentals underlying its specific securities.  The Company believes that the expected cash flows from these securities will return all or substantially all of the previously anticipated interest and principal payments. Since this market price decline does not affect the Company’s likelihood of collecting the future anticipated cash flows from these securities, the Company considers these impairments to be temporary.  With the Company’s current leverage strategy, the Company believes that it maintains the ability to continue to hold these investments until market recovery or maturity. On this note, management believes that the Company’s position is in concurrence with the SEC’s Clarifications on Fair Value Accounting released on September 30, 2008.

Furthermore, as noted in the August 19th Letter, the Company continually analyzes its investment securities, the composition and underlying characteristics of its securities, and key statistics that support the Company’s investment and leverage strategy in relation to current market conditions.  Future significant changes in market conditions could change the Company’s ability and/or intent to continue to hold such securities, at which time the Company could recognize an impairment charge and/or realize losses upon the sale of securities.

Please direct any questions or additional comments regarding this response to the September 24th Letter to the undersigned or Tim Korth, the Company’s general counsel, at (212) 207-6400.

Very truly yours,

/s/William S. Gorin

William S. Gorin
President and Chief Financial Officer

cc:  Tim Korth